October 16, 1996

Ms. Delight Saxton
Vice President-Administration
Chief Financial Officer
MCGRATH RENTCORP
2500 Grant Avenue
San Lorenzo, CA 94580

RE: $5,000,000.00 Optional Advance Facility

Dear Ms. Saxton:

Union Bank of California, N.A. (the "Bank") is pleased to offer MCGRATH RENTCORP, a California corporation ("Borrower") an optional advance facility in the maximum principal amount of FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00) which, at Bank's sole discretion, may be available from time to time until June 30, 1997 (the "Facility"), to be governed by the terms of the enclosed Optional Advance Note ("Note"). The term "Agreement" as used herein shall mean the Amended and Restated Credit Agreement dated June 14, 1994, as amended from time to time between Borrower and Bank, and Bank of America National Trust & Savings Association and Fleet Bank, N.A. Terms used but not defined herein shall have the meanings given them in the Agreement. Borrower hereby agrees as follows:

    (i) In the event the Agreement terminates or expires prior to the termination or expiration of the Facility, the representations and covenants of the Agreement shall nevertheless survive as between Borrower and Bank with respect to the Facility and shall continue in effect until the Facility terminates or expires. No amendment or waiver of any provision of the Agreement after the date hereof shall be effective with respect to this Facility unless Bank so agrees in writing.

    (ii) Borrower acknowledges that any amount outstanding under the Note is included within the definition of "Debt" and "Outside Debt" under the Agreement, and is therefore subject to, among other things, the limitations of Section 8.5(c) of the Agreement.

    (iii) Borrower shall comply with, and repeats as if fully set forth herein as of the date hereof, all of the representations, warranties, covenants and obligations of Borrower under Articles 6, 7 and 8 of the Agreement. Delivery of each Compliance Certificate to the Bank pursuant to



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Ms. Delight Saxton
October 16, 1996
Page 2

    Section 7.3(d) of the Agreement shall be deemed delivery of such certificate to the Bank for the purposes of this Facility. Delivery of each Borrowing Base Certificate to the Bank pursuant to Section 7.4 of the Agreement shall be deemed delivery of such certificate to the Bank for the purposes of this Facility.

    (iv) During the term of the Note until the performance of all obligations of Borrower to Bank, Borrower will not, without Bank's prior written consent, create, incur, assume or permit to exist any Lien on any of Borrower's property, except Liens permitted under Section 8.3 of the Agreement, Liens in favor of Bank and Liens which have been approved by Bank in writing prior to the date of the Note. This covenant is not intended to constitute a Lien, deed of trust, or equitable mortgage, or security interest of any kind on any of Borrower's property, and this agreement shall not be recorded or recordable.

If the proceeds of any advances under the Note are, at Borrower's request, to wire-transferred to Borrower or any other individual or entity, such transfer shall be subject to all applicable law and regulations, and the policy of the Board of Governors of the Federal Reserve System on Reduction of Payments System Risk in effect from time to time. Borrower recognizes and agrees that Bank cannot effectively determine whether a specific request purportedly made by or on behalf of Borrower is actually authorized or authentic. Borrower assumes all risks regarding the validity, authenticity and due authorization of any request purporting to be made by or on behalf of Borrower and promises to repay any sums, with interest, that are advanced by Bank pursuant to any request which Bank in good faith believes to be authorized.

This Facility reflects the Bank's general willingness to extend credit to you, but does not involve any obligation on the part of the Bank to make funds available. Therefore, no commitment or facility fee will be charged. In its sole discretion, for any reason or for no reason and with or without notice, Bank may decline to make any or all requested advances under this Facility, may decline to continue or renew this Facility, and may terminate this Facility at any time. Since this is not a committed facility, Borrower acknowledges that it should not rely on this Facility to meet its liquidity needs.

Enclosed is the original Note and a copy of this Facility letter together with Authorization to Pay Proceeds of Note and Loan Disbursement Instructions any other contract, instrument or document Bank requires to be executed in connection with the Note (each a "Loan Document"). Your signing and returning the Loan Documents constitutes your agreement to the terms and conditions of the Facility.

This offer expires on October 31, 1996, unless a copy of the Facility letter, the Note and other Loan Documents are returned to the Bank duly executed by such date. If the Bank does not have on file a current borrowing resolution, please provide one at the time you return the Loan Documents.


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Ms. Delight Saxton
October 16, 1996
Page 3


We look forward to serving you.


Very truly yours,

Union Bank of California, N.A.



By:
    --------------------------
    Robert John Vernagallo
    Vice President


Accepted and Agreed:

MCGRATH RENTCORP


By:
    -------------------------------

Its:
     ------------------------------

Dated:     10/29/96
           ------------------------


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                                OPTIONAL ADVANCE NOTE
                                     (BASE RATE)


SAN FRANCISCO, CALIFORNIA    $5,000,000.00  Date:  October 16, 1996


FOR VALUE RECEIVED, on June 30, 1997, the undersigned ("Debtor") promises to pay to the order of UNION BANK OF CALIFORNIA, N.A. ("Bank"), as indicated below, the principal sum of FIVE MILLION DOLLARS ($5,000,000.00), or so much thereof as is disbursed by Bank from time to time in its sole discretion, together with interest on the balance of such principal from time to time outstanding, at the per annum rates and at the times set forth below.

1. ADVANCES. At Debtor's option, and in the sole discretion of Bank, Debtor may request advances hereunder for an Interest Period selected by Debtor; provided that for Interest Periods of 1 day to and including 6 days the minimum amount of such advance must be $2,500,000, and for Interest Periods of 7 days to and including 45 days the minimum amount of such advance must be $1,000,000. Advances in excess of either such minimum must be in increments of $250,000.

Each advance shall bear interest at a Base Interest Rate quoted by Bank and accepted by Debtor for the Interest Period selected by Debtor. Debtor may obtain a quote of a Base Interest Rate (for a new advance or the continuation of an existing advance) from Bank by telephoning an authorized lending officer of Bank located at Bank's San Francisco Office, or such other office as may be designated by Bank from time to time, prior to 10:00 a.m., San Francisco time, on any Business Day and advising such officer of the amount of such advance and the length of the Interest Period selected by Debtor. Bank has no obligation to provide any quote and Debtor has no obligation to accept any quote. If Bank provides a quote and is willing to make or continue such advance, Debtor must accept such quote prior to 12:00 noon, San Francisco time, on such Business Day. Each Base Interest Rate will become effective (and the related advance will be made or continued) two Business Days after the Business Day it is accepted.

In the event Debtor wishes an advance to remain outstanding after the end of the initial Interest Period, or any subsequent Interest Period, Debtor must accept Bank's quote of a Base Interest Rate for a new Interest Period, prior to 12:00 noon, San Francisco time, on the Business Day which is two Business Days prior to the last Business Day of such expiring Interest Period.

Bank will confirm the terms of the election in writing by mail to Debtor promptly after the quote is accepted. Failure to send such confirmation shall not affect Bank's rights to collect interest at the rate selected. If Bank is unable or unwilling for any reason to provide a quote of a Base Interest Rate for a requested advance, such advance will not be made. If Bank is unable or unwilling for any reason to provide a quote of a Base Interest Rate for an existing advance, such advance will be immediately due and payable at the expiration of the existing Interest Period. Bank reserves the right to fund any advance from any source of funds notwithstanding any Base Interest Rate selected by Debtor.


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Any Base Interest Rate selected by Debtor may not be changed, altered or otherwise modified until the expiration of the Interest Period for which it was selected. Each advance shall be as recorded in Bank's records, which records shall be prima facie evidence of the amount borrowed, the Base Interest Rate and the Interest Period; provided, however, that failure of Bank to make any such notation in its records shall not discharge Debtor from its obligations to repay in full with interest all amounts borrowed.

In Bank's sole discretion, at any time prior to the maturity of this note, subject to the provisions of paragraph 4, of this note, Debtor may borrow, repay and reborrow hereon so long as the total outstanding at any one time does not exceed the principal amount of this note.

2. PAYMENTS. Debtor shall pay all amounts due under this note in lawful money of the United States at Bank's San Francisco Office, or such other office as may be designated by Bank, from time to time.

    a. INTEREST PAYMENTS. Debtor shall pay interest on the last day of each month (commencing October 31, 1996). Should interest not be paid when due, it shall become part of the principal and bear interest as herein provided. All computations of interest under this note shall be made on the basis of a year of 360 days, for actual days elapsed.

    b. PRINCIPAL PAYMENTS. All outstanding principal shall be paid on the date of the expiration of the Interest Period applicable to such principal, unless Debtor has prior to such date accepted a quote provided by Bank for a Base Interest Rate applicable to a continuation Interest Period. All principal not earlier paid shall be due and payable on June 30, 1997.

3. INTEREST RATE FOLLOWING DEFAULT. In the event of default, at the option of Bank, and, to the extent permitted by law, interest shall be payable on the outstanding principal under this note at a per annum rate equal to five percent (5%) in excess of the Reference Rate which rate shall change as the Reference Rate changes, calculated from the date of default until all amounts payable under this note are paid in full.

4.  PREPAYMENT.

    a. Amounts outstanding under this note may only be prepaid in whole or in part provided Bank has received not less than five (5) Business Days prior written notice of an intention to make such prepayment and Debtor pays a prepayment fee to Bank in an amount equal to: (i) the difference between
    (a) the Adjusted Libor Rate portion of the Base Interest Rate applicable to the principal amount which Debtor intends to prepay, and (b) the return which Bank could obtain if it used the amount of such prepayment of principal to purchase at bid price regularly quoted securities issued by the United States having a maturity date most closely coinciding with the relevant Base Rate Maturity Date and such securities were held by Bank until the relevant Base Rate Maturity Date ("Yield Rate"); (ii) the above difference, if greater than zero, is multiplied by a fraction, the numerator of which is the number of days in the period between the date of prepayment and the relevant Base Rate Maturity Date and the denominator of which is 360 days; (iii) the above product is multiplied by the amount of the principal so prepaid (except in the event that principal payments are


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    required and have been made as scheduled under the terms of the Base
    Interest Rate Loan being prepaid, then the amount multiplied in this section shall be the lesser of the amount prepaid or 50% of the total of the amount prepaid and the amount of principal scheduled under the terms of the Base Interest Rate Loan being prepaid to be outstanding at the relevant Base Rate Maturity Date); and (iv) the above product is then discounted to present value using the Yield Rate as the annual discount factor.

    b. In no event shall Bank be obligated to make any payment or refund to Debtor, nor shall Debtor be entitled to any setoff or other claim against Bank, should the return which Bank could obtain under the above prepayment formula exceed the interest that Bank would have received if no prepayment had occurred. All prepayments shall include payment of accrued interest on the principal amount so prepaid and shall be applied to payment of interest before application to principal. A determination by Bank as to the prepayment fee amount, if any, shall be conclusive.

    c. Such prepayment fee, if any, shall also be payable if prepayment occurs as the result of the acceleration of the principal of this note by Bank because of any default hereunder. If, following such acceleration, all or any portion of a Base Interest Rate Loan is satisfied, whether through sale of property encumbered by a security agreement or other agreement securing this note, if any, at a foreclosure sale held thereunder or through the tender of payment any time following such acceleration, but prior to such a foreclosure sale, then such satisfaction shall be deemed an evasion of the prepayment conditions set forth above, and Bank shall, automatically and without notice or demand, be entitled to receive, concurrently with such satisfaction the prepayment fee set forth above, and the obligation to pay such prepayment fee shall be added to the principal. DEBTOR HEREBY ACKNOWLEDGES AND AGREES THAT BANK WOULD NOT LEND TO DEBTOR THE LOAN EVIDENCED BY THIS NOTE WITHOUT DEBTOR'S AGREEMENT, AS SET FORTH ABOVE, TO PAY BANK A PREPAYMENT FEE UPON THE SATISFACTION OF ALL OR ANY PORTION OF THE PRINCIPAL BEARING INTEREST AT A BASE INTEREST RATE FOLLOWING THE ACCELERATION OF THE MATURITY DATE HEREOF BY REASON OF A DEFAULT.

5. DEFAULT AND ACCELERATION OF TIME FOR PAYMENT. A default under this note shall mean any of the following: (a) the failure of Debtor to make any payment required under this note when due, (b) the occurrence of an Event of Default as defined in that certain Amended and Restated Credit Agreement dated June 14, 1994, as amended from time to time, or (c) failure of Borrower to comply with any provision of the letter agreement between Borrower and Bank of even date herewith. Upon the occurrence of any such default, Bank, in its discretion, may cease to advance funds hereunder and may declare all obligations under this note immediately due and payable; however, upon the occurrence of an Event of Default under Section 9.1(f) or 9.1(g) of the Agreement relating to bankruptcy and similar matters, all principal and interest shall automatically become immediately due and payable.

6. ADDITIONAL AGREEMENTS OF DEBTOR. If any amounts owing under this note are not paid when due, Debtor promises to pay all costs and expenses, including reasonable attorneys' fees, incurred by Bank in the collection or enforcement of this note. Debtor and any endorsers of this note, for the maximum period of time and the full extent permitted by law, (a) waive diligence, presentment,



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demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this note. The receipt of any check or other item of payment by Bank, at its option, shall not be considered a payment on account until such check or other item of payment is honored when presented for payment at the drawee bank. Bank may delay the credit of such payment based upon Bank's schedule of funds availability, and interest under this note shall accrue until the funds are deemed collected. In any action brought under or arising out of this note, Debtor and any Obligor, including their successors or assigns, hereby consent to the jurisdiction of any competent court within the State of California, as provided in any alternative dispute resolution agreement executed between Debtor and Bank, and consent to service of process by any means authorized by California law. The term "Bank" includes, without limitation, any holder of this note. This note shall be construed in accordance with and governed by the laws of the State of California. This note hereby incorporates any alternative dispute resolution agreement previously, concurrently or hereafter executed between Debtor and Bank. This note is subject to the terms of the facility letter between Debtor and Bank of even date herewith but in the event of any conflict between the terms of such facility letter and this note the terms of this note shall prevail.

7. DEFINITIONS. As used herein, the following terms shall have the meanings respectively set forth below: "ADJUSTED LIBOR-RATE" shall mean the LIBOR Base Rate as adjusted for reserve requirements imposed on Bank from time to time. "BASE INTEREST RATE" shall mean the per annum interest rate which may, in Bank's sole discretion, be quoted by Bank to Borrower from time to time and consisting of an Adjusted Libor-Rate plus a spread over such Adjusted Libor-Rate determined by Bank in its sole discretion. "BASE INTEREST RATE LOAN" shall mean amounts outstanding under this note that bear interest at a Base Interest Rate. "BASE RATE MATURITY DATE" shall mean the last day of the Interest Period with respect to principal outstanding on which a Base Interest Rate has been selected by Debtor. "BUSINESS DAY" shall mean a day which is not a Saturday or Sunday on which Bank is open for business in California and on which dealings in U.S. dollar deposits outside of the United States may be carried on by Bank. "INTEREST PERIOD" shall mean any calendar period of one to forty-five days; provided that, in no event shall any Interest Period extend beyond the maturity date of this note. In determining an Interest Period, a month means a period that starts on one Business Day in a month and ends on and includes the day preceding the numerically corresponding day in the next month. For any month in which there is no such numerically corresponding day, then as to that month, such day shall be deemed to be the last calendar day of such month. Any Interest Period which would otherwise end on a non-Business Day shall end on the next succeeding Business Day unless that is the first day of a month, in which event such Interest Period shall end on the next preceding Business Day. "LIBOR BASE RATE" shall mean for each Interest Period the rate per annum (rounded upward, if necessary, to the nearest 1/100 of 1%) at which dollar deposits, in immediately available funds and in lawful money of the United States would be offered to Bank, outside of the United States, for a term coinciding with such Interest Period and for an amount equal to the amount of principal covered by Debtor's selection of a Base Interest Rate. "REFERENCE RATE" shall mean the rate announced by Bank from time to time at its corporate headquarters at its Reference Rate. The Reference Rate is an index rate determined by Bank from time to time as a means of pricing certain extensions of credit and is neither directly tied to any external rate of interest or index nor necessarily the lowest rate of interest charged by Bank at any given time.


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MCGRATH RENTCORP

By:
    -------------------------------

Title:
    -------------------------------


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